UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:      Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) Amplitech Group Inc.	(b) IRS IDENT. NO. 27-4566352	(c) S.E.C. FILE NO. 000-54355
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e) TELEPHONE NO.
620 Johnson Ave. Bohemia NY 11716	AREA CODE 631	NUMBER 521-7831
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Microphase Corporation	(b) RELATIONSHIP TO ISSUER Affiliate	(c) ADDRESS STREET CITY STATE ZIP CODE 100 Trap Falls Road Ext, Shelton, CT 06484

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	Network I Financial Securities, Inc. 75 Jackson Ave, Suite 100 Syosset, NY 11791		483,363	24,168	48,336,326	10/25/18

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of outstanding, as shown by the most the class outstanding, or if debt securities the face amount thereof recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Common	7/10/14 8/15/14	Private Placement Private Placement	Amplitech Group, Inc. Amplitech Group, Inc.	4,333,333 4,333,333	7/10/14 8/15/14	Cash/Check Cash/Check

INSTRUCTIONS:           If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	7/25/2018	39,000	$1,422.13
Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	7/26/2018	40,000	$1,398.03
Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	7/27/2018	46,000	$1,532.02
Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	7/30/2018	30,000	$978.03

Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	7/31/2018	63,000	$2,128.72
Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	8/1/2018	35,000	$1,154.53
Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	8/2/2018	20,000	$645.04

Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	8/3/2018	30,000	$987.03

Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	8/6/2018	24,000	$870.83

Microphase Corporation 100 Trap Falls Road Ext Shelton, CT 06484	Common	8/7/2018	156,363	$6,367.57

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

October 19, 2018	/s/ James P. Ashman
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)